Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549 – 7010
United States of America

Gold Fields Limited
Reg. 1968/004880/06 150 Helen Road, Sandown, Sandton, 2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9796
Fax +27 11 562-9825 www.goldfields.com

August 15, 2017

By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited
Form 20-F for the year ended December 31, 2016
Filed on April 5, 2017
File No. 001-31318

Gold Fields Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated August 8, 2017 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before September 5, 2017.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 562 9796 or pauls@goldfields.com with any questions.

Sincerely

/s/ Paul Schmidt
Paul Schmidt
Chief Financial Officer
Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Taryn Harmse, Gold Fields Limited
Thomas B. Shropshire, Jr., Linklaters LLP

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka